UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 26, 2010
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated October 26, 2010, reporting the Corporation's results of operations for the quarter ended September 30, 2010.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on October 26, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: October 26, 2010   By: /s/ Mark A. Buthman
                                               Mark A. Buthman
                                               Senior Vice President and
                                               Chief Financial Officer

<u>EXHIBIT INDEX</u>

Exhibit No. 99.1.   Press release issued by Kimberly-Clark Corporation on October 26, 2010.

Kay Jackson
972-281-1486
kay.jackson@kcc.com

KIMBERLY-CLARK ANNOUNCES THIRD QUARTER 2010 RESULTS

3Q Net Sales Increased 1 Percent to $5.0 Billion

EPS of $1.14 Compared With Record EPS of $1.40 in 3Q '09

Cost Savings $95 Million; Continued Increases in Strategic Marketing and Innovation Investments

Headwind from Cost Inflation $265 Million

Company Updates Guidance for 2010 Adjusted EPS to Incorporate Organic Sales Growth at Low End of Target Range and Cost Inflation Toward High End of Previous Expectation

DALLAS, October 26, 2010—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the third quarter of 2010 increased 1.3 percent to $5.0 billion. Organic sales rose 1 percent, driven by higher sales volumes of 1 percent, while net selling prices were even with year-ago levels. The I-Flow Corporation acquisition completed in 2009 added an additional point of sales growth, while changes in foreign currency rates reduced sales by 1 percent. The growth in organic sales volumes was highlighted by a 5 percent gain for the company's personal care business, with broad-based strength in most regions of the world. However, volumes declined in the company's K-C Professional business in a challenging economic environment, and in Kimberly-Clark's operations in Venezuela.

Diluted net income per share for the quarter was $1.14 compared with all-time record results of $1.40 in 2009. Although performance benefited from organic top-line volume growth and significant cost savings, bottom-line results declined, primarily due to cost inflation of $265 million. Meanwhile, the company continued to invest to support its brands and future growth opportunities, as both strategic marketing and research and development spending increased faster than sales in the quarter.

Chairman and Chief Executive Officer Thomas J. Falk said, "We continue to execute our Global Business Plan strategies in a difficult environment. We leveraged innovation and targeted growth initiatives to deliver excellent volume performance in Personal Care, in most of K-C International and in higher-margin portions of Health Care and K-C Professional. Our financial and cost discipline led to another quarter of significant cost savings and shareholder-friendly deployment of cash flow. Finally, we continued to invest for the future, as we increased investment in strategic marketing and innovation again in the third quarter. On the other hand, the challenging business environment weighed on our bottom-line results more than we previously expected, with relatively soft market demand, cost inflation and slightly higher competitive spending. That said, I'm encouraged with our market positions and believe that we are doing the right things for the long-term success of our brands and our company."

- more -

Review of third quarter sales by business segment

Sales of **personal care** products increased 2.4 percent compared with the third quarter of 2009. Sales volumes rose 5 percent, while changes in net selling prices, product mix and currency rates each reduced sales by approximately 1 percent.

Personal care sales in North America increased 4 percent versus the third quarter of 2009. Sales volumes were up more than 5 percent and changes in currency rates provided a slight benefit to sales. On the other hand, net selling prices fell about 1 percent, driven by a planned increase in promotional activity, and changes in product mix reduced sales by approximately 1 percent. Feminine care sales volumes grew at a double-digit rate for the third consecutive quarter as a result of the U by Kotex line extension. Adult care volumes also increased double-digits, with benefits from recent innovation on the Poise and Depend brands and supporting marketing campaigns. Child care volumes increased 6 percent in conjunction with market share gains. Huggies diaper volumes were up 1 percent and baby wipe volumes were even with the prior-year.

In Europe, personal care sales fell 5 percent in the quarter, including a negative currency effect of 9 percent. Sales volumes were up 6 percent, with mid-single digit growth in Huggies diapers and strong performance in baby wipes and child care, while changes in net selling prices reduced sales by 2 percent.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, personal care sales increased 4 percent. Sales volumes were up 6 percent, spurred by strong growth in China and most of Latin America, while volumes fell significantly in Venezuela in a difficult foreign currency exchange environment. Overall net selling prices decreased 1 percent, as modest declines in several markets were mostly offset by increases in Venezuela. Changes in currency rates reduced sales by 1 percent.

Sales of **consumer tissue** products increased 1.1 percent in the third quarter. Revenue realization strategies led to increased net selling prices of 2 percent and improved product mix of 1 percent, while changes in currency rates reduced sales 2 percent. Sales volumes were even with year-ago levels.

In North America, sales of consumer tissue products increased 2 percent compared to the year-ago period. Changes in product mix, including a shift to premium bathroom tissue products, benefited sales by 2 percent, and sales volumes advanced 1 percent. On the other hand, net selling prices were off 1 percent, as increased promotional activity was mostly offset by the benefit from sheet count reductions taken earlier in the year. The increased volumes included 4 percent growth in bathroom tissue, led by improved performance in Cottonelle, and benefits from the Kleenex Hand Towel innovation launched in the first quarter of 2010. Despite improved market shares, Kleenex facial tissue volumes were even with year-ago, reflecting overall category weakness. Paper towel volumes fell at a double-digit rate and continue to be impacted by consumer trade-down.

In Europe, consumer tissue sales declined 5 percent compared with the third quarter of 2009, including unfavorable currency effects of 8 percent. Net selling prices improved about 4 percent in response to input cost inflation, while sales volumes and product mix were essentially even with the year-ago period. In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, consumer tissue sales increased 5 percent. Net selling prices increased 6 percent, with improvements in Asia and Latin America, and product mix benefited sales by 1 percent. Sales volumes fell 2 percent due to declines in Venezuela.

Sales of **K-C Professional (KCP) & other** products decreased 3.0 percent compared with the third quarter of 2009. Sales volumes fell 3 percent, reflecting the challenging economic environment, and changes in currency rates reduced sales 2 percent. On the other hand, net selling prices and product mix each increased 1 percent, reflecting the company's continued focus on increasing net realized revenue.

In North America, KCP sales decreased 1 percent. Sales volumes were down 3 percent, while net selling prices rose more than 1 percent and currency rates were slightly favorable. Washroom product volumes declined as high unemployment and office vacancy levels continued to impact demand, while high-margin wiper and safety product volumes grew at a solid rate.

In Europe, KCP's sales fell 12 percent, including a negative currency effect of 8 percent and a 4 percent decline in sales volumes. In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, KCP's sales increased 6 percent. Net selling prices rose 3 percent and sales volumes advanced 2 percent, with continued gains in Asia. Changes in product mix benefited sales by 1 percent.

Sales of **health care** products increased 4.6 percent in the third quarter. The acquisition of I-Flow Corporation benefited sales by 11 percent, while organic sales volumes declined 4 percent and net selling prices fell 2 percent. The organic volume comparison was adversely affected by approximately 6 points due to increased demand in 2009 for face masks as a result of the H1N1 flu virus. In addition, overall supply volumes in North America this year were impacted by a modest slowdown in market demand. Meanwhile, organic sales volumes for medical devices rose 9 percent globally in the quarter and supply volumes in Europe advanced at a mid-single digit rate.

Other third quarter operating results

Operating profit was $698 million in the third quarter of 2010, down 20 percent from $871 million in 2009. In addition to the effect of higher net sales, there were a number of other significant factors affecting year-over-year operating profit comparisons. Cost savings in the quarter from the company's FORCE (Focused On Reducing Costs Everywhere) program totaled approximately $95 million. Operating profit comparisons were aided by a $12 million charge for severance and related costs in the year-ago period to streamline the company's organization structure, along with benefits of approximately

$10 million in the current quarter from the initiative. Pension expense fell by about $20 million, as expected, with a majority of the decrease reflected in cost of sales. Meanwhile, inflation in key cost inputs amounted to about $265 million overall versus 2009, including $170 million in higher fiber costs, $90 million for raw materials other than fiber, primarily polymer resin and other oil-based materials, and $5 million in distribution costs. Lower production volumes as a result of production curtailment to manage inventory levels adversely affected third quarter operating profit comparisons by approximately $20 million. Strategic marketing increased $10 million and research and development spending advanced by a similar amount. General expenses were higher than year-ago levels, driven by the I-Flow acquisition, activity to support growth in K-C International and low overhead spending last year.

The company's effective tax rate for the third quarter of 2010 was 30.3 percent. That was in line with the company's full-year guidance for an adjusted rate of 29 to 31 percent, which excludes the effects of the first quarter 2010 charge for the balance sheet remeasurement in Venezuela described below. Last year's third quarter effective tax rate was 29.6 percent.

Kimberly-Clark's share of net income of equity companies in the third quarter of 2010 was $40 million, even with year-ago results. Higher earnings at Kimberly-Clark de Mexico, S.A.B. de C.V., spurred by a mid-single digit increase in organic sales, were essentially offset by modestly lower results at other equity affiliates.

Net income attributable to noncontrolling interests was $20 million in the third quarter of 2010 compared with $29 million in the prior year. The decrease was primarily due to lower earnings at majority-owned subsidiaries in Asia and the Middle East.

Cash flow and balance sheet

Cash provided by operations in the third quarter of 2010 totaled $745 million compared to $791 million in the prior year. The decrease was driven by lower cash earnings and a smaller level of improvement in working capital compared to the prior year, mostly offset by lower pension plan contributions. Third quarter contributions to the company's defined benefit pension plans totaled about $2 million in 2010 versus $223 million in 2009.

Capital spending for the quarter was $248 million compared with $167 million in 2009. The company now expects that full-year spending will be between $900 million and $1 billion, down slightly from the previous plan for spending at the low end, or potentially slightly below, the target range of $1.0 to $1.1 billion. During the third quarter, the company repurchased approximately 3.1 million shares of its common stock at a cost of $200 million, bringing repurchases for the first nine months of the year to approximately $700 million. Total debt and redeemable securities was $6.5 billion at September 30, 2010, essentially even with the end of 2009.

Year-to-date results

For the first nine months of 2010, sales of $14.7 billion increased 3.8 percent, including a favorable currency benefit of 1 percent. Organic sales rose 2 percent, driven by higher net selling prices of 1 percent and increased sales volumes of approximately 1 percent, while the combined impact of the I-Flow Corporation and Jackson Safety acquisitions completed in 2009 added an additional point of sales growth. Year-to-date operating profit of $2,074 million was down 2 percent compared to $2,108 million in 2009. Adjusted operating profit in 2010 of $2,172 million increased 3 percent versus operating profit in the year-ago period. Through nine months, diluted net income per share in 2010 was $3.25 and adjusted earnings per share were $3.48 compared with diluted net income per share of $3.35 in 2009. Adjusted operating profit and adjusted earnings per share in 2010 exclude a one-time charge in the first quarter for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country in January 2010. Additional detail on this item and further information about why the company uses these non-GAAP financial measures are provided later in this news release.

Adjusted operating profit comparisons benefited from organic sales growth, FORCE cost savings of $280 million, severance and related costs of $122 million in 2009 to streamline the organization and benefits of $80 million in 2010 from the streamlining initiative. In addition, lower pension expense of $95 million and increased manufacturing volumes as a result of production curtailment in the year-ago period benefited comparisons by approximately $45 million. These positive factors were partially offset by inflation in key cost inputs of about $575 million and increased marketing, research and general expenses, which included higher strategic marketing spending of about $110 million and increases related to the I-Flow acquisition and to support future growth in K-C International.

Outlook

The company updated several key planning and guidance assumptions for full-year 2010, as follows:

- Net sales increase of approximately 3 percent versus previous guidance for an increase of 3 to 5 percent.

    - Organic sales are expected to grow 2 percent versus the previous target range of 2 to 4 percent. Volumes are anticipated to grow 1 percent, and the combination of higher net selling prices and improved product mix should contribute an additional point of growth. These estimates take into account results through nine months, slightly lower estimates for volume growth in North America in a difficult economic environment and a modest pick-up in competitive pricing activity in parts of K-C International.

    - Currency rates are expected to have no overall impact on 2010 sales. This is unchanged from the company's previous guidance.

- The combined impact of the 2009 acquisitions of I-Flow Corporation and Jackson Safety should benefit 2010 sales by 1 point. This is unchanged from the company's prior guidance.

- Inflation in key cost inputs toward the high end of the company's previously estimated range of $700 to $800 million. This reflects estimated average market pricing for benchmark northern softwood pulp of $950 to $960 per metric ton (previous estimate $930 to $950 per metric ton) and average oil prices toward the high end of the company's prior estimate of $75 to $80 per barrel for the year. While market pulp costs have fallen some from peak levels in July, the overall market has been more resilient than the company previously estimated.

- Adjusted earnings per share in a range of $4.60 to $4.70, up 2 to 4 percent compared to earnings of $4.52 per share in 2009. The company's previous guidance in July was that adjusted earnings per share were more likely to be toward the low end of the target range of $4.80 to $5.00.

Commenting on the outlook, Falk said, "We remain committed to managing those factors we control in the short-term and doing what's right for the long-run health of our business. We will continue to strengthen our brands, pursue our targeted growth initiatives and invest for future growth with higher levels of marketing and innovation spending. We have no plans to cut back on these key investments, and we continue to expect that strategic marketing spending will rise at a faster pace than sales in 2010. At the same time we will continue to leverage our strong financial discipline. We are aggressively reducing costs, with ongoing cost savings expected to easily exceed $300 million this year, and tightly controlling discretionary spending. Moreover, we remain focused on cash generation and allocating it in shareholder-friendly ways, and we now expect to repurchase $800 million worth of KMB stock this year, at the high end of our previous target.

"Given our new sales and cost inflation assumptions, we've updated our outlook for 2010 adjusted earnings per share accordingly. While the difficult environment has dampened our earnings growth this year, we are committed to improve performance going forward. We expect earnings per share in the fourth quarter will be similar to, or potentially somewhat higher than, third quarter performance. We anticipate benefits from improved net realized revenue, additional cost savings and somewhat lower pulp costs compared to third quarter levels. At the same time, we are closely monitoring the overall economic environment, particularly market demand in North America. We will continue to successfully execute our strategies to improve shareholder value over time."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and

are therefore referred to as non-GAAP financial measures.

- Adjusted earnings and earnings per share

- Adjusted operating profit

- Adjusted effective tax rate

These non-GAAP financial measures exclude the following item included in the company's earnings, earnings per share, operating profit and effective tax rate for the nine months ended September 30, 2010 calculated in accordance with GAAP:

- *Adoption of highly inflationary accounting for our Venezuelan operations.* The company recorded a one-time after tax loss in first quarter 2010 for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country effective January 1, 2010. Management does not consider this loss to be part of our earnings from ongoing operations for the purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units.

In accordance with the SEC's requirements, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers.

Additionally, the Management Development and Compensation Committee of the company's Board of Directors has used the non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations. Also, many financial analysts who follow our company focus on and publish both historical results and future

projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 138-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including anticipated raw material and energy costs, economic conditions, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, cash flow and uses of cash, capital spending, marketing and innovation spending, anticipated benefits related to the organization optimization initiative, anticipated financial and operating results, revenue realization strategies, contingencies and anticipated transactions of the company constitute forward-looking

statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2009 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

	Three Months Ended September 30		
	2010	2009	Change
Net Sales	$ 4,979	$ 4,913	+ 1.3%
Cost of products sold	3,365	3,186	+ 5.6%
Gross Profit	1,614	1,727	- 6.5%
Marketing, research and general expenses	909	852	+ 6.7%
Other (income) and expense, net	7	4	+75.0%
Operating Profit	698	871	- 19.9%
Interest income	5	7	- 28.6%
Interest expense	(59)	(67)	- 11.9%
Income Before Income Taxes and Equity Interests	644	811	- 20.6%
Provision for income taxes	(195)	(240)	- 18.8%
Income Before Equity Interests	449	571	- 21.4%
Share of net income of equity companies	40	40	-
Net Income	489	611	- 20.0%
Net income attributable to noncontrolling interests	(20)	(29)	- 31.0%
Net Income Attributable to Kimberly-Clark Corporation	$ 469	$ 582	- 19.4%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$ 1.14	$ 1.40	- 18.6%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

Notes:

1. Organization optimization charges are included in the Consolidated Income Statement as follows:

	Three Months Ended September 30 2009
Cost of products sold	$ 14
Marketing, research and general expenses	(2)
Provision for income taxes	(3)
Net Charges	$ 9

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

| | | Nine Months Ended September 30 | | |
		2010	2009	Change
Net Sales	$	14,671	$ 14,133	+ 3.8%
Cost of products sold		9,766	9,379	+ 4.1%
Gross Profit		4,905	4,754	+ 3.2%
Marketing, research and general expenses		2,719	2,524	+ 7.7%
Other (income) and expense, net		112	122	- 8.2%
Operating Profit		2,074	2,108	- 1.6%
Interest income		16	21	- 23.8%
Interest expense		(180)	(211)	- 14.7%
Income Before Income Taxes and Equity Interests		1,910	1,918	- 0.4%
Provision for income taxes		(617)	(562)	+ 9.8%
Income Before Equity Interests		1,293	1,356	- 4.6%
Share of net income of equity companies		130	116	+12.1%
Net Income		1,423	1,472	- 3.3%
Net income attributable to noncontrolling interests		(72)	(80)	- 10.0%
Net Income Attributable to Kimberly-Clark Corporation	$	1,351	$ 1,392	- 2.9%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$	3.25	$ 3.35	- 3.0%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)

Notes:

1. Effective January 1, 2010, the Corporation began accounting for its Venezuelan subsidiary's operations as highly inflationary and the subsidiary's functional currency became the U.S. dollar, as required by U.S. accounting rules. As a result, the Corporation recorded a one-time after tax charge of $96 million in first quarter 2010 to remeasure the subsidiary's bolivar-denominated net monetary asset position into U.S. dollars at a parallel exchange rate of approximately 6 bolivars per U.S. dollar. This charge was recorded in the following Consolidated Income Statement line items for the nine months ended September 30, 2010:

Cost of products sold	$	19
Other (income) and expense, net		79
Provision for income taxes		(2)
Net charge	$	96

2. Organization optimization charges are included in the Consolidated Income Statement as follows:

	Nine Months Ended September 30 2009	
Cost of products sold	$	41
Marketing, research and general expenses		81
Provision for income taxes		(35)
Net Charges	$	87

3. Other Information:

	Nine Months Ended September 30			
	2010		2009	
Cash Dividends Declared Per Share	$	1.98	$	1.80

	September 30	
Common Shares (Millions)	2010	2009
Outstanding, as of	408.0	414.7
Average Diluted for:		
Three Months Ended	412.6	416.8
Nine Months Ended	415.9	416.1

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	September 30 2010	December 31 2009
Cash and cash equivalents	$ 533	$ 798
Accounts receivable, net	2,413	2,566
Inventories	2,402	2,033
Total current assets	6,092	5,864
Total assets	19,486	19,209
Accounts payable	2,123	1,920
Debt payable within one year	731	610
Total current liabilities	5,159	4,923
Long-term debt	4,710	4,792
Redeemable preferred and common securities of subsidiaries	1,052	1,052
Stockholders' equity	5,934	5,690

Preliminary Cash Flow Data:	Three Months Ended September 30		Nine Months Ended September 30	
	2010	2009	2010	2009
Depreciation and amortization	$ 205	$ 196	$ 607	$ 563
Cash provided by operations	745	791	1,796	2,480
Capital spending	248	167	611	563
Cash used for investing	223	152	512	748
Cash dividends paid	271	249	796	737
Cash used for financing	594	480	1,506	1,369

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net and income and expense not associated with the business segments.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED SEPTEMBER 30
(Millions of dollars)

		Three Months Ended September 30				Nine Months Ended September 30		
		2010	2009	Change		2010	2009	Change
NET SALES:								
Personal Care	$	2,183 $	2,132	+ 2.4%	$	6,501 $	6,231	+ 4.3%
Consumer Tissue		1,643	1,625	+ 1.1%		4,778	4,754	+ 0.5%
K-C Professional & Other		781	805	- 3.0%		2,312	2,192	+ 5.5%
Health Care		367	351	+ 4.6%		1,078	984	+ 9.6%
Corporate & Other		11	11	N.M.		36	38	N.M.
Intersegment Sales		(6)	(11)	N.M.		(34)	(66)	N.M.
Consolidated	$	4,979 $	4,913	+ 1.3%	$	14,671 $	14,133	+ 3.8%
OPERATING PROFIT[a]:								
Personal Care	$	428 $	467	- 8.4%	$	1,343 $	1,303	+ 3.1%
Consumer Tissue		156	232	- 32.8%		488	587	- 16.9%
K-C Professional & Other		116	163	- 28.8%		356	345	+ 3.2%
Health Care		49	78	- 37.2%		148	188	- 21.3%
Corporate & Other[b]		(44)	(65)	- 32.3%		(149)	(193)	- 22.8%
Other income and (expense), net[b][c]		(7)	(4)	+ 75.0%		(112)	(122)	- 8.2%
Consolidated	$	698 $	871	- 19.9%	$	2,074 $	2,108	- 1.6%

[a] Organization optimization charges in 2009 are included by business segment as follows:

		Three Months Ended September 30 2009		Nine Months Ended September 30 2009
Personal Care	$	3	$	44
Consumer Tissue		5		47
K-C Professional & Other		2		16
Health Care		-		6
Corporate & Other		2		9
Total	$	12	$	122

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED SEPTEMBER 30

[b] For the nine months ended September 30, 2010, Corporate & Other includes a one-time $19 million charge and Other income and (expense), net includes a one-time $79 million charge related to the adoption of highly inflationary accounting in Venezuela.

[c] Other income and (expense), net, includes the following amounts of currency transaction losses.

	Three Months Ended September 30		Nine Months Ended September 30	
	2010	2009	2010	2009
Other income and (expense), net	$ -	$ (13)	$ (26)	$ (109)

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended September 30, 2010						
	Total	Organic Volume	Acquisition Volume[1]	Total Volume	Net Price	Mix/ Other[2]	Currency
Consolidated	1.3	1	1	2	-	-	(1)
Personal Care	2.4	5	-	5	(1)	(1)	(1)
Consumer Tissue	1.1	-	-	-	2	1	(2)
K-C Professional & Other	(3.0)	(3)	-	(3)	1	1	(2)
Health Care	4.6	(4)	11	7	(2)	-	-

	Nine Months Ended September 30, 2010						
	Total	Organic Volume	Acquisition Volume[3]	Total Volume	Net Price	Mix/ Other[2]	Currency
Consolidated	3.8	1	1	2	1	-	1
Personal Care	4.3	3	-	3	-	-	1
Consumer Tissue	0.5	(3)	-	(3)	2	1	1
K-C Professional & Other	5.5	(1)	2	1	3	-	1
Health Care	9.6	(1)	11	10	(2)	1	1

[1] Volume related to the acquisition of I-Flow Corporation.
[2] Mix/Other includes rounding.
[3] Volume related to the acquisition of Jackson Safety and I-Flow Corporation.

- more -


KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30
(Millions of dollars, except per share amounts)


NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Nine Months Ended September 30, 2010	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 1,447	$ 3.48
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(96)	(0.23)
Net Income Attributable to Kimberly-Clark Corporation	$ 1,351	$ 3.25

OPERATING PROFIT SUMMARY:

	Nine Months Ended September 30 2010
Adjusted Operating Profit	$ 2,172
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(98)
Operating Profit	$ 2,074

KIMBERLY-CLARK CORPORATION
PERIODS ENDED SEPTEMBER 30

OUTLOOK FOR 2010

Estimated Full-Year 2010 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.60	- $ 4.70
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(.23)	(.23)
Earnings Per Share – Diluted	$ 4.37	- $ 4.47

Estimated Full-Year Effective Tax Rate:

Adjusted Effective Tax Rate	29%	- 31%
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	1%	1%
Effective Tax Rate	30%	- 32%

Investor Relations contact: Paul Alexander, 972-281-1440, palexand@kcc.com

Media Relations contact: Kay Jackson, 972-281-1486, kay.jackson@kcc.com

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